EXHIBIT 3.04

CERTIFICATE OF AMENDMENT

OF SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KANA SOFTWARE, INC.

(a Delaware corporation)

Kana Software, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “DGCL”) does hereby certify:

FIRST: The name of the corporation is Kana Software, Inc. (the “Corporation”). The original Certificate of Incorporation of Kana Software, Inc. was filed with the Secretary of State of Delaware on June 17, 1999. The Amended and Restated Certificate of Incorporation was filed on September 15, 1999, as amended by Certificate of Amendment filed on September 20, 1999. The Second Amended and Restated Certificate of Incorporation was filed on September 24, 1999, as amended by Certificates of Amendment filed on April 18, 2000, June 29, 2001 and December 11, 2001. The Corporation was originally incorporated under the name “Kana Communications, Inc.”

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”), the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each entitled to vote as a class has approved, the amendment to the Second Amended and Restated Certificate of Incorporation set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, Article IV of the Second Amended and Restated Certificate of Incorporation shall be amended by deleting in its entirety and substituting the following in its entirety as follows:

“ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is Two Hundred Fifty-Five Million (255,000,000). Two Hundred Fifty Million (250,000,000) shares shall be Common Stock, par value $0.001 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $0.001 per share.

The Preferred Stock may be issued from time to time in one or more series, without further stockholder approval. The Board of Directors of the Corporation is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon each series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. The rights, privileges, preferences and restrictions of any such additional series may be subordinated to, pari passu with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote), or senior to any of those of any present or future class or series of Preferred Stock or Common Stock. The Board of Directors is also authorized to increase or decrease the number of shares of any series prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 21st day of November 2005 and the foregoing facts stated herein are true and correct.

KANA SOFTWARE, INC.

By:	/s/ Michael S. Fields
Michael S. Fields
Chief Executive Officer